

May 22, 2013

Via E-mail
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

> **Re:** **Soupman, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2013**
> **Filed April 22, 2013**
> **Response dated April 30, 2013**
> **File No. 0-53943**

Dear Mr. Casale:

We have reviewed your response dated May 1, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations – Year ended August 31, 2012, page 16

1.   We reviewed your response to comment two in our letter dated March 22, 2013 and the disclosures included in your Form 10-Q filed April 22, 2013 and we re-issue our comment in part. In future filings please include a discussion of the underlying reasons for the increase in cost of sales and the increases or decreases in the various components of operating expenses.

Current and Future Financing Needs, page 17

2.   We note your response to comment four in our letter dated March 22, 2013. Your
        proposed disclosure is insufficient in its discussion of the anticipated impact any changes
        to your operations or business plan would have on your revenues, income and liquidity.
        We have reviewed your report on Form 10-Q filed April 22, 2013 and it does not appear
        that the disclosure you propose in your response letter was included in your Form 10-
        Q. Your disclosure on page 16 of your Form 10-Q that "fixed costs are minimal and will
        remain unchanged regardless of how much money we are able to raise" does not address
        revenues, income and liquidity. Please revise and advise.

Item 8. Financial Statements and Supplemental Data, page 19

Note 2 – Summary of Significant Accounting Policies, page 24

Variable Interest Entities, page 28

3.   We reviewed your response to comment five in our letter dated March 22, 2013 and
        understand the deconsolidation of the VIE will not have a material effect on your
        financial statements. Please confirm to us that you will disclose the effects of the
        deconsolidation on your financial statements during the period in which you
        deconsolidate the VIE and in your fiscal 2013 audited financial statements. In addition,
        please show us what your disclosure would look like.

Note 9 – Derivative Liabilities, page 34

Modification of underlying debt, page 34

4.   We reviewed your response to comment eight in our letter dated March 22, 2013. As
        previously requested, please show us how you computed the loss on extinguishment of
        the debt, including the fair value of warrants included in the computations. In addition,
        please tell us your basis in GAAP for including the fair value of the warrants issued in
        connection with the old and new convertible debt instruments in your computation of the
        present value of cash flows under the terms of the original and new convertible debt
        instruments. Also, please tell us whether the embedded conversion options are separately
        accounted for as derivatives and whether you considered the embedded conversion
        options in your computations pursuant to ASC 470-5-40. Please also provide similar
        information for the modifications disclosed in Note 3 to your interim financial statements
        for the quarter ended February 28, 2013.

Note 14 – Acquisition, page 39

5.   We reviewed your response to comment nine in our letter dated March 22, 2013. Please tell us the percentage of voting interest in PPOR and OSM held by your Chairman and each of the other three investors prior to the acquisition and date that each of the parties acquired their shares. In addition, please tell us the terms and conditions of the voting agreement between the parties. Please refer to ASC 810-10-15-8.

Item 11. Executive Compensation, page 46

6.   We note your response to comment 12 in our letter dated March 22, 2013 and reissue the comment in part. Please provide a footnote to the salary column of your executive compensation table to explain the stock share issuance in lieu of cash compensation to Messrs. Casale and Bertrand and include related narrative disclosure about the stock issuance pursuant to Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K. As previously requested, please provide to us on a supplemental basis copies of the employment agreements of your named executive officers for our review prior to your filing them in an amendment to your Form 10-K. Also, please confirm you will disclose the explanation you provided to us in response to comment 15 in our letter dated February 4, 2013, or a summary thereof, in your amendment to your Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

7.   We note your response to comment 16 in our letter dated February 4, 2013. It seems you have omitted proposed disclosure in response to comment 16 from your letter dated March 5, 2013. Please provide this disclosure. Please include the full names of the related person and the certain related-party franchisees to which you refer and their respective relationships to the company. Additionally, provide disclosure required by Item 404(a)(5) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended February 28, 2013

Consolidated Statement of Operations, page 2

8.   Please tell us your basis in GAAP for classifying stock expense related to convertible debt as other income (expense) rather than as an operating expense given that the shares were issued as a penalty for the non-payment of debt obligations.

Note 1 – Description of Business and Basis of Presentation, page 5

Reclassification, page 5

9.   We note that you reclassified the gain on settlement of accounts payable previously reported as other income as general and administrative expense and certain secured debt

amounts to accounts payable and accrued liabilities. In future filings, please include a
description of the reclassifications to prior year amounts to conform to the current
presentation. Please show us what your disclosure in Form 10-K for the year ending
August 31, 2013 would look like.

Note 5 – Commitments and Contingencies, page 11

Litigation, Claims and Assessments, page 11

10.   If there is at least a reasonable possibility that a loss may have been incurred, in future
periodic filings, please either disclose an estimate of the reasonably possible loss or range
of loss, or state that such an estimate cannot be made. Please refer to ASC 45-20-50.

Item 4. Controls and Procedures, page 16

Changes in Internal Control, page 16

11.   We note your disclosure of the changes in your internal control over financial reporting
that occurred during the fiscal quarter. In your next periodic report, please describe in
more detail the changes in controls which remediated the material weaknesses regarding
segregation of duties and insufficient controls over the accuracy, completeness and
authorization of transactions disclosed in your fiscal 2012 Form 10-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202)
551-3344 if you have questions regarding comments on the financial statements and related
matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine
Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief